STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
                     (In Thousands Except Per Share Amounts)

                                               Primary (1)   Fully Diluted(1)
                                           -------------------------------------
                                           (In thousands, except per share data)

Three months ended March 31, 1997

Weighed average shares outstanding............   11,800            N/A
Effect of dilutive common stock equivalents...      459
                                                -------
Weighted average shares outstanding for
  EPS purposes ...............................   12,259
Net income ...................................  $ 2,528
                                                -------
Net income per share (2) .....................    $0.21
                                                =======



(1) As of March 31, 1997, options to purchase 1,554,929 shares of common stock were outstanding. In the calculation of primary net income per share, these options were included in the average number of common shares outstanding using the treasury stock method based on the average price of the common stock for the period.

As the price of the Company's common stock as of March 31, 1997 was less than the average price for the three months ended March 31, 1997, fully diluted earnings per share is not applicable.

(2) In accordance with Accounting Principles Board Opinion No. 15, any reduction of less than 3% need not be considered dilutive. Accordingly, the consolidated statements of operations reflect net income per share and the weighted average number of shares used in the calculation on a primary basis only.


                                    Page 11